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                                                      SEC FILE NUMBER
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                                                      CUSIP NUMBER



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): X Form 10-K  _  Form 20-F _  Form 11-K  _  Form 10Q _  Form N-SAR

 For Period  Ended:  January 31, 1999

 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report  on Form  11-K
 [ ] Transition  Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
 For the Transition Period Ended:____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

         HIRSCH INTERNATIONAL CORP.
Full Name of Registrant


Former Name if Applicable

         200 Wireless Blvd.
Address of Principal Executive Office (Street and Number)

         Hauppauge, New York 11788
         City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     Our Form 10-K filing will be delayed due to the extensive review and documentation associated with the year-end restructuring plan approved by management in January 1999, including obtaining third-party appraisals of certain equipment inventories and conducting an exhaustive evaluation of facility lease obligations. An independent collateral audit of accounts receivable and inventory was conducted which required a substantial amount of time and personnel involved in the year-end closing. The Company anticipates filing the Form 10-K by May 14, 1999.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  Richard M. Richer          (516)                      436-7100
  ----------------------------------------------------------------------
  (Name)                     (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s), X Yes No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues for the fourth quarter of fiscal 1999 were $25.1 million, as compared to $33.1 million reported in the fourth quarter of fiscal 1998. The net loss for the quarter was $6.5 million, or a loss of $.68 per diluted share, versus net income of $252,000 or $.03 per diluted share, reported in the fourth quarter of fiscal 1998. The weighted average number of shares outstanding, on a diluted basis, for the fourth quarter of fiscal 1999 was 9.4 million, as compared to 9.8 million in the same period of last year.

     Revenues for fiscal 1999 were $127.5 million, versus $152.5 million reported in fiscal 1998. The net loss for fiscal 1999 was $4.6 million, or a $.49 loss per diluted share, as compared to net income of $8.2 million, or $.89 per diluted share, last year. The weighted average number of shares outstanding on a diluted basis for the fiscal 1999 and 1998 fiscal years was 9.4 million and
9.2 million, respectively.

     The Company's fiscal 1999 fourth quarter and year end results include pre-tax non-recurring charges of $5.8 million. These charges reflect costs of the consolidation and closing of operating divisions, write-down of related inventory, facility closings, severance and other consolidation costs.



                           HIRSCH INTERNATIONAL CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     May 3, 1999               By:  /s/Henry Arnberg
                                         -----------------------------
                                         Henry Arnberg, Chief Executive Officer